Exhibit 99.1
Ambipar Emergency Response Announces Management Reorganization
São Paulo, Brazil – June 10, 2025 – Ambipar Emergency Response (NYSE American: AMBI) (“Ambipar Response or the “Company”) is pleased to announce a strategic management reorganization, effective as of today.
We are proud to announce the following appointments:
•Mr. Ricardo Chagas has been appointed as the Chief Executive Officer – CEO of Ambipar Response. Prior to joining Ambipar, Mr. Chagas spent over two decades at Edison Chouest Offshore, where he most recently served as senior vice president for Latin America. Mr. Chagas holds an MBA, an MBA with a specialization in Oil and Gas, and a degree in Industrial Mechanics.
•Mr. Pedro Petersen, has been appointed as the Chief Financial Officer - CFO at Ambipar Response. Mr. Petersen is returning to Ambipar Response having already served as chief financial officer (June 2023-May 2024) and chief investor relations officer (March 2023-August 2024). Mr. Petersen will also continue in his role as chief investor relations officer at Ambipar Participações e Empreendimentos S.A., the controlling shareholder of Ambipar Response. Mr. Petersen holds a bachelor’s degree in economics and a master’s of science in engineering degree (MSE) in data science from the University of Pennsylvania.
In light of these changes, Mr. Rafael Espírito Santo will be stepping down from his position as CEO and CFO of Ambipar Response and will transition to other roles within the Ambipar Group. We are deeply grateful for Rafael’s leadership during his tenure.
This strategic reorganization is part of Ambipar Response’s ongoing commitment to reinforcing its governance structure, optimizing management processes, and maintaining a sharp focus on the Company’s global growth and operations integrations. We firmly believe these changes will support our continued success and drive value creation for our shareholders and potential investors.
About Ambipar Emergency Response
Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 41 countries across all six continents, providing standardized services across all regions.
The Company was founded in 1995 by Tércio Borlenghi Jr.
For more information, visit ambipar.com and http://ir-response.ambipar.com/
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.
Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.
Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Investor Relations Contact:
Email: ir.response@ambipar.com